UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PETROBRAS ANNOUNCES FINAL RESULTS AND
SETTLEMENT OF CASH TENDER OFFERS

RIO DE JANEIRO, BRAZIL – April 12, 2021 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the final results and settlement of the previously announced cash tender offers by its wholly-owned subsidiary, Petrobras Global Finance B.V. (“PGF”), with respect to any and all of PGF’s outstanding notes of the series set forth in the table below (the “Notes” and such offers, the “Offers”).

The following table sets forth the aggregate principal amount of Notes validly tendered and accepted for purchase in the Offers:

Title of Security	CUSIP/ISIN	Principal Amount Tendered and Accepted
5.625% Global Notes Due May 2043	71647NAA7 / US71647NAA72	US$74,710,000
5.093% Global Notes Due January 2030	71647NBE8, 71647NBF5, N6945AAL1 / US71647NBE85, US71647NBF50, USN6945AAL19	US$865,314,000
6.750% Global Notes Due June 2050	71647NBG3 / US71647NBG34	US$259,159,000
6.900% Global Notes Due March 2049	71647NBD0 / US71647NBD03	US$304,317,000
5.750% Global Notes Due February 2029	71647NAZ2 / US71647NAZ24	US$121,435,000
5.999% Global Notes Due January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	US$292,452,000
5.299% Global Notes Due January 2025	71647NAT6, 71647NAV1, N6945AAJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	US$48,430,000
6.250% Global Notes Due March 2024	71647NAM1 / US71647NAM11	US$20,687,000
6.750% Global Notes Due January 2041	71645WAS0 / US71645WAS08	US$45,654,000
6.875% Global Notes Due January 2040	71645WAQ4 / US71645WAQ42	US$45,689,000
7.250% Global Notes Due March 2044	71647NAK5 / US71647NAK54	US$360,895,000
7.375% Global Notes Due January 2027	71647NAS8 / US71647NAS80	US$57,479,000

The Offers expired at 5:00 p.m., New York City time, on April 7, 2021 and settled today.

The Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated March 31, 2021, and the accompanying notice of guaranteed delivery (together, the “Offer Documents”).

The aggregate amount paid by PGF to holders whose Notes were accepted for purchase, excluding accrued and unpaid interest, was approximately US$2.7 billion.

# # #

PGF engaged BNP Paribas Securities Corp., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., Mizuho Securities USA LLC and Morgan Stanley & Co. LLC to act as dealer managers with respect to the Offers (the “Dealer Managers”). Global Bondholder Services Corporation acted as the depositary and information agent for the Offers.

This announcement is for informational purposes only, and does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase any securities.

Any questions or requests for assistance regarding the Offers may be directed to BNP Paribas Securities Corp. collect at +1 (212) 841-3059 or toll free at +1 (888) 210-4358, Banco Bradesco BBI S.A. at +1 (646) 432-6643, Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect), Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030 (toll free) or +1 (212) 261-7802 (collect), Mizuho Securities USA LLC collect at +1 (212) 205-7736 or +1 (866) 271-7403 (toll free) and Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect).

The Offers were made solely pursuant to the Offer Documents. The Offer Documents have not been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents or any other documents related to the Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this announcement and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any other documents related to the Offers are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and any other documents related to the Offers are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement and any other documents related to the Offers are available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact
By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: April 12, 2021